MINTZ LEVIN                                                      Chrysler Center
                                                                666 Third Avenue
KENNETH R. KOCH | 212 692 6768 |  kkoch@mintz.com            New York, NY  10017
                                                                    212-935-3000
                                                                212-983-3115 fax
                                                                   www.mintz.com

                                              August 10, 2006

VIA EDGAR AND FEDEX
-------------------

Sara D. Kalin, Branch Chief - Legal
Division of Corporation Finance
Securities and Exchange Commission
100 F Street
Washington, DC 20549

RE: NAVIOS MARITIME HOLDINGS INC.
    AMENDMENT NO. 7 TO REGISTRATION STATEMENT ON FORM F-1
    FILED ON AUGUST 10, 2006
    FILE NO. 333-129382

Dear Ms. Kalin:

         On behalf of Navios Maritime Holdings Inc. (the "Company"), we respond as follows to the Staff's comments dated August 8, 2006 relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 7 to the Registration Statement, the enclosed copy of which has been marked with the changes from that filing to provide the exhibits requested. Please note that for the Staff's convenience, we have recited each of the Staff's comments and provided our response to each comment immediately thereafter.

FORM F-1

Prospectus Summary, page 2
--------------------------

1.       We note your responses to comments 1 and 2 of our letter dated July 20,
         2006 and reissue the comments, in part. Please provide us with an analysis regarding why the reduction in exercise price of the warrants for a particular group of investors was consistent with the tender offer rules. Ensure that your response discusses the material terms of the agreement you reached with the warrantholders, including whether your offer to reduce the exercise price for the warrants was open for a specified period of time or whether the company unilaterally decided to reduce the exercise price of the warrants.

         SUPPLEMENTALLY, THE STAFF HAS REQUESTED AN ANALYSIS AS TO WHY THE OFFER
         TO EXERCISE WARRANTS AT THE REDUCED PRICE DID NOT REQUIRE COMPLIANCE IN
         THE TENDER OFFER RULES. OUR RESPONSE IS AS FOLLOWS:

         THE SEC'S EIGHT INDICIA OF A TENDER OFFER ARE:

         (1)  ACTIVE AND WIDESPREAD SOLICITATION OF PUBLIC SHAREHOLDERS;

         (2)  SOLICITATION OF THE HOLDERS OF A SUBSTANTIAL PERCENTAGE OF THE
              TARGET'S STOCK;

         (3)  AN OFFER TO PURCHASE MADE AT A PREMIUM OVER THE PREVAILING MARKET
              PRICE;

         (4)  AN OFFER CONTAINING TERMS WHICH ARE FIRM, RATHER THAN NEGOTIABLE;

         (5)  AN OFFER CONTINGENT ON THE TENDER OF A FIXED NUMBER OF SHARES,
              OFTEN SUBJECT TO A FIXED MAXIMUM NUMBER TO BE PURCHASED;

         (6)  AN OFFER OPEN ONLY FOR A LIMITED PERIOD OF TIME;

         (7)  OFFEREES BEING PRESSURED TO SELL THEIR STOCK; AND

         (8)  WHETHER THE PUBLIC ANNOUNCEMENT OF A PURCHASING PROGRAM CONCERNING
              THE TARGET PRECEDES OR ACCOMPANIES RAPID ACCUMULATIONS OF LARGE
              AMOUNTS OF THE TARGET'S SECURITIES.

         AS TO THE EIGHT FACTOR TEST:

         1. THERE WAS NOT AN ACTIVE AND WIDESPREAD SOLICITATION. THE COMPANY
         WENT TO APPROXIMATELY TO EIGHT WARRANT HOLDERS (THE DIFFERENCE BETWEEN
         THAT NUMBER AND THE 17 INVESTORS IS THAT CERTAIN INVESTORS HAD RELATED
         SISTER FUNDS EXERCISE WARRANTS AS WELL).

         2. THE WARRANT HOLDERS COLLECTIVELY OWNED APPROXIMATELY 24.4% OF THE
         OUTSTANDING WARRANTS, LESS THAN HALF OF THE PERCENTAGE REPRESENTED IN
         ANOTHER TRANSACTION WHICH AT THE TIME WAS DISCUSSED EXTENSIVELY WITH
         THE SEC AND COMPLETED IN THE PAST TWO YEARS.

         3. THE OFFER WAS NOT MADE AT A PREMIUM TO MARKET, BUT WAS INSTEAD A
         DISCOUNT TO THE WARRANT EXERCISE PRICE AND A DISCOUNT TO THE PREVAILING
         MARKET PRICE.

         4. MOST SIGNIFICANTLY, THE OFFER WAS BASED ON PRIVATELY NEGOTIATED
         TERMS DISCUSSED ON A PRELIMINARY BASIS WITH SEVERAL OF THE COMPANY'S
         LARGE WARRANT HOLDERS. AFTER THE COMPANY HAD DETERMINED THE PRICE IT
         THOUGHT WOULD BE ACCEPTABLE, AS A MATTER OF FAIRNESS, IT MADE THE OFFER
         TO SUCH OTHER WARRANT HOLDERS AS IT FELT ABLE TO WITHOUT CAUSING
         INTEGRATION OR TENDER OFFER CONCERNS. TO THE EXTENT THE COMPANY WENT TO
         OTHER HOLDERS, THE OFFER, HAVING ALREADY BEEN NEGOTIATED WITH THE LEAD
         WARRANT HOLDERS, WAS FIXED AND NO LONGER NEGOTIABLE.

         5. THE OFFER WAS CONTINGENT ON THE COMPANY RECEIVING A MINIMUM AMOUNT
         OF PROCEEDS AS IT WOULD NOT HAVE MADE SENSE TO PROCEED IF THERE WAS NOT
         ENOUGH INTEREST TO LAUNCH THE SOUTH AMERICAN LOGISTICS INITIATIVE.

         6. THERE WAS NO FIXED DEADLINE. AT THE POINT AT WHICH THE COMPANY
         BELIEVED IT HAD RECEIVED INDICATIONS OF INTEREST FROM AN ADEQUATE
         NUMBER OF INVESTORS IT ASKED THOSE INVESTORS TO SIGN AND RETURN THE
         PURCHASE AGREEMENT AND TO MAKE THE PAYMENT

         7. OTHER THAN THE RELATIVELY SHORT PERIOD OF TIME TO TAKE ADVANTAGE OF
         THE OFFER, THERE WAS NO PRESSURE TO EXERCISE. WARRANT HOLDERS WHO DID
         NOT TAKE ADVANTAGE OF THE OFFER RETAINED THEIR WARRANTS IN THE CURRENT
         FORM.

         8. THE COMPANY DID NOT ANNOUNCE THIS TRANSACTION UNTIL THE TRANSACTION
         CLOSED.

         IN ADDITION TO THE ANALYSIS OF THE EIGHT-FACTOR TEST, THE COMPANY ALSO
         TOOK SUBSTANTIAL COMFORT FROM THE NATURE OF THE INVESTORS. THE
         INVESTORS THE COMPANY APPROACHED WERE QUALIFIED INSTITUTIONAL BUYERS AS
         DEFINED IN RULE 144A (EXCEPT FOR THE COMPANY'S CEO AND PRINCIPAL
         STOCKHOLDER) AND WERE, ACCORDINGLY, ABLE TO FEND FOR THEMSELVES AND DID
         NOT REQUIRE THE PROTECTION OF THE TENDER OFFER RULES. THIS FACTOR HAS
         OFTEN BEEN RELEVANT IN DETERMINING WHETHER A PARTICULAR OFFER WAS
         REQUIRED TO COMPLY WITH SUCH RULES. LUDLOW CORP. V. TYCO LABORATORIES,
         INC., 529 F. SUPP. 62 (D. MASS. 1981).

         THIS IS SIMILAR TO THE INTEGRATION POLICY EXCEPTION ENUNCIATED BY THE
         BLACK BOX AND SQUADRON ELLENOFF NO ACTION LETTERS. INHERENT IN THOSE
         LETTERS IS THE ASSUMPTION THAT SUCH INVESTORS ARE SOPHISTICATED, CAN
         FEND FOR THEMSELVES AND DO NOT NEED THE ADDITIONAL PROTECTIONS THE
         REGISTRATION PROCESS PROVIDES. AS NOTED ABOVE, THE SAME POLICY
         CONSIDERATIONS APPLY IN THE TENDER OFFER CONTEXT AS WELL.

         CLEARLY, THE MOST SIGNIFICANT FACTORS WERE THE NATURE OF THE
         PROSPECTIVE OFFEREES AND THE SMALL NUMBER OF THEM, AS WELL AS THE FACT
         THAT THIS IS A TRANSACTION THAT WAS PRIVATELY NEGOTIATED BY THE LEAD
         INVESTORS. ACCORDINGLY, WE BELIEVE THAT THE CONTEMPLATED WARRANT
         SWEETENER OFFER DID NOT HAVE TO COMPLY WITH THE TENDER OFFER RULES.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Sara D. Kalin, Branch Chief - Legal
Securities and Exchange Commission
August 10, 2006

2.       As a follow up to the comment above, please file the agreement regarding the reduction in exercise price as an exhibit to your next amendment. See Item 601(b)(10) of Regulation S-K.

         WE HAVE ADDED THE FORMS OF EXHIBITS IN ACCORDANCE WITH THE STAFF'S
         REQUEST. PLEASE SEE THE EXHIBIT INDEX AND EXHIBITS.

                                CLOSING COMMENTS

          We acknowledge the Staff's comments and the Company will provide the requested acknowledgements at such time as the Company requests acceleration of the Registration Statement.

                                                      Sincerely,

                                                      /s/ Kenneth R. Koch

                                                      Kenneth R. Koch

cc:      Angeliki Frangou, Chief Executive Officer
         Navios Maritime Holdings Inc.
         Daniel Wilson
         Securities and Exchange Commission
         Heather Tress
         Securities and Exchange Commission